                                                                  EXHIBIT B
                   BIOVAIL CORPORATION INTERNATIONAL
                           2488 DUNWIN DRIVE
                          MISSISSAUGA, ONTARIO
                                L5L 1J9

                    MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION INTERNATIONAL (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 1998 AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

     No person is authorized to give any information or to make any representations other than those contained in this circular and, if given or made, such information must not be relied upon as having been authorized.

APPOINTMENT OF PROXY

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

     All common shares (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies received by the Secretary of the Company in a timely fashion will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

     THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

     The enclosed form of proxy must be dated and executed by the Shareholder or his/her attorney authorized in writing, or if the Shareholder is a Company, under its corporate seal or by a duly authorized officer or attorney thereof. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent, The CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6 on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

REVOCATION OF PROXIES

     Pursuant to Section 110(4) of the Business Corporations Act, 1990 (Ontario), any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his/her attorney authorized in writing, or if the Shareholder is a Company, under the corporate seal or by a duly authorized officer or attorney thereof and deposited at the Company's Registrar and Transfer Agent, The CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6 on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting or in any other manner permitted by law.

     All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require for approval a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     Except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

               COMMON SHARES AND PRINCIPAL HOLDER THEREOF

     The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the Business Corporations Act, 1990 (Ontario) and in accordance with National Policy Statement No. 41 adopted by the Ontario Securities Commission, each holder of a common share of the Company at the close of business on June 1, 1998 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, The The CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders. As at June 1, 1998, 27,120,950 common shares of the Company were issued and outstanding.

     To the knowledge of the directors and senior officers of the Company, the following was, at June 1, 1998, the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:


                             Approximate Number
                             of Common Shares
                             Beneficially Owned,
                             Directly or
                             Indirectly,
                             or over which          Percentage of
                             Control or              Outstanding
                             Direction is           Common Shares
Name of Shareholder          Executed                Represented
   Eugene Melnyk             6,746,437                24.9%

                 PARTICULARS OF ITEMS TO BE ACTED UPON

1. APPOINTMENT OF AUDITORS

     Deloitte & Touche were first appointed the Auditors of the Company on April 6, 1992.

     UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING IN THE REAPPOINTMENT OF THE EXISTING AUDITORS, THE POTENTIAL PROXYHOLDERS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE REAPPOINTMENT OF DELOITTE & TOUCHE AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE COMPANY.

2. ELECTION OF DIRECTORS

     The current Board of Directors of the Company consists of eight (8) directors. Management proposes that the number of Directors on the Board be maintained at eight (8) all of whom are nominated and listed below.

     UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

     Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each Director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

     The Company does not have an Executive Committee of its Board of Directors, but is required pursuant to Section 158(1) of the Business Corporations Act, 1990 (Ontario) to have, and does have, an Audit Committee comprised of Messrs. Wilfred G. Bristow, Roger Rowan and Eugene N. Melnyk.

     The following table and notes thereto state the names of all persons proposed to be nominated for election as directors, all offices with the Company currently held by them, their principal occupation or employment, the year in which they became directors of the Company, and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at June 1, 1998:

                                                                                    NUMBER OF COMMON
                                                                                  SHARES BENEFICIALLY
                                                                                   OWNED, DIRECTLY OR
                        PRESENT PRINCIPAL                                          INDIRECTLY OR OVER
                        OCCUPATION OR                                              WHICH CONTROL OR
                        EMPLOYMENT; POSITION                                         DIRECTION IS
NAME, ADDRESS           WITH COMPANY                           BECAME DIRECTOR     EXERCISED (1)
Eugene N. Melnyk (2)    Chairman of the Board of Directors           1994            6,746,437
Barbados, WI            of the Company

Bruce Brydon            Chief Executive Officer of the Company       1995               18,000
Milton, Ontario

Robert Podruzny         President and Chief Operating Officer        1997               27,600
Scarborough, Ontario    of the Company

Kenneth C. Cancellara   Senior Vice President and General            1995               31,800
Toronto, Ontario        Counsel of  the Company

Rolf Reininghaus        Senior Vice-President of the Company         1994              190,066
Mississauga, Ontario

Wilfred G. Bristow (2)  Senior Vice-President, Nesbitt Burns
Campbellville, Ontario  Inc. (investment banking firm)               1994                5,000


Roger Rowan, (2)        President and Chief Operating Officer        1997              894,825
Toronto, Ontario        Watt Charmichael Inc. (investment
                        banking firm)

Robert Vujea,           President, R&D Chemical Corporation          1997               26,400
Michigan, USA

(1) Information furnished by respective nominees.

(2) Member of the Audit Committee.


3.   PROPOSED INCREASE OF AUTHORIZED CAPITAL

     The Board or Directors of the Company has resolved that it would be in the best interests of the Company to increase its existing authorized share capital from 60,000,000 to a mazimum of 120,000,000 common shares. Under applicable law, in order to effect such amendment, it is necessary to receive the approval of the shareholders, with or without variation, by way of a special resolution (the "Special Resolution") concerning such amendment. The text of the Special Resolution is annexed to this Management Information Circular as Schedule "A".

     UNLESS A PROXYHOLDER SPECIFIES THAT THOSE SHARES REPRESENTED BY IT SHOULD BE VOTED AGAINST THE APPROVAL OF THE SPECIAL RESOLUTION, SUCH PROXYHOLDER SHALL VOTE FOR THE APPROVAL OF THE SPECIAL RESOLUTION. In order to be effective, the special resolution must be approved by not less than two-thirds of the shareholders present in person or represented by proxy at the Meeting.

4.   INCREASE OF NUMBER OF SHARES RESERVED UNDER STOCK OPTION PLAN

     As at December 31, 1997, the Company has granted options to subscribe for an aggregate of 2,520,000 common shares under its Stock Option Plan. The Board of Directors has resolved that it is in the best interests of the Company to increase the number of shares reserved under its Stock Option Plan from 4,500,000 to 7,000,000 common shares representing approximately 25.8% of the total number of common shares currently issued and outstanding. The increase in the number of shares reserved for issuance under the Stock Option Plan will provide the Board of Directors with increased flexibility in providing non-cash compensation to eligible directors, officers, employees, consultants and advisors.

     UNLESS A PROXYHOLDER SPECIFIES THAT THOSE SHARES REPRESENTED BY IT SHOULD BE VOTED AGAINST THE RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY'S STOCK OPTION PLAN, SUCH PROXYHOLDERS SHALL VOTE IN FAVOUR OF SUCH RESOLUTION. In order to be effective, such resolution must be approved by not less than a majority of those shareholders present in person or represented by proxy at the Meeting.


                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation information for each of the last three financial years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1997 ("Named Executive Officers"):

                       SUMMARY COMPENSATION TABLE
                                       Annual Compensation


                                                                           Other
                                                                      Annual Compen-
Name and Principal                         Salary        Bonus          sation (2)
Position                      Year        (U.S.$)       (U.S.$)          (U.S.$)
Eugene N. Melnyk              1997         377,463           -              -
Chairman of the Board         1996         343,148           -              -
                              1995         313,969           -              -

Bruce D. Brydon (1)           1997         232,805        20,970            -
Chief Executive Officer       1996         131,328           -              -
                              1995         113,480           -              -

Robert A. Podruzny(1)         1997         126,895        15,937            -
President, Chief              1996         107,912          -               -
Operating Officer             1995            -             -               -

Kenneth Cancellara (1)        1997         183,138          -               -
Senior Vice President         1996         150,718          -               -
and General Counsel           1995            -             -               -

Rolf Reininghaus (1)          1997         134,577         10,654           -
Senior Vice-President         1996         131,784           -              -
                              1995         131,800         11,089           -


                                              SUMMARY COMPENSATION TABLE
                                                     Long Term Compensation
                                                  Awards                      Payments
                                       Securities         Restricted
                                          Under       Shares or Restricted      LTIP        All Other
Name and Principal                       Options           ShareUnits          Payouts    Compensation (2)
Postion                     Year      Granted (3) (#)       (U.S.$)            (U.S.$)       (U.S.$)
Eugene N. Melnyk            1997          810,000            -               23,488,158         -
Chairman of the Board       1996             -               -                    -             -
                            1995          345,000            -                    -             -

Bruce D. Brydon (1)         1997             -               -                 453,751          -
Chief Executive Officer     1996             -               -                    -             -
                            1995          270,000            -                 287,279          -

Robert A. Podruzny(1)       1997           42,000            -                    -             -
President, Chief            1996           24,000            -                    -             -
Operating Officer           1995             -               -                    -             -

Kenneth Cancellara (1)      1997             -               -                    -             -
Senior Vice President       1996             -               -                    -             -
and General Counsel         1995           210,000           -                 160,640          -

Rolf Reininghaus (1)        1997             -               -                    -             -
Senior Vice-President       1996             -               -                    -             -
                            1995           105,000           -                    -             -

(1) The amount of compensation paid to the Named Executive Officers, was determined and paid by the Company. Other than Mr. Melnyk these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1997 - .6990; 1996 - .7296; and 1995 - .7332.

(2) Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 1997.

(3) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant, based on the achievement of predetermined benchmarks, except for 120,000 options granted to Mr. Melnyk on January 15, 1995, which become exercisable on the second anniversary date of the grant.

STOCK OPTION PLAN
     Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase Common Shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan shall not exceed 4,500,000

Common Shares (subject to amendment at the Meeting). The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not
exceed 5% of the outstanding issue.   Without obtaining the necessary
shareholder approvals required by the Toronto Stock Exchange, the Plan (together with any other share compensation arrangement) may not, at any time, result in the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue or the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the market value of the share at the date of grant.

     As at December 31, 1997, the Company has granted options to subscribe for up to 2,520,000 shares at exercise prices ranging from CDN $1.00 to U.S. $34.50 per share.

     The following tables provide information respresenting those options granted and exercised as at the end of 1997 by the Named Executive Officers:

                   OPTION GRANTS IN LAST FISCAL YEAR


                                                                                         Market Value of
                                                                                           Securities
                                                                                        Underlying Options
                    Securities Under      % of Total Options                             on the Date of
                    Options Granted           Granted to            Exercise Price            Grant
Name                   # (1)              Employees in Period      (U.S. $/Security)     (U.S.$/Security)       Expiration Date
Eugene Melnyk           810,000                 68.7%                 31.00                 30.88                November 28, 2002
Bruce Brydon                  -                     -                     -                     -                                -
Robert Podruzny          42,000                  3.6%                 30.00                 30.00                    July 02, 2002
Kenneth Cancellara            -                     -                     -                     -                                -
Rolf Reininghaus              -                     -                     -                     -                                -

(1) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of Common Shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on March 1st of 1999, 2000, 2001, respectively based on the achievement of predetermined benchmarks.

   AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES


                                                                                          Value of
                                                                                         Unexercised
                                                                                         in-the-Money
                                                             Unexercised Options        Optioins Fiscal
                       Securities                            at Fiscal Year-End            Year-End
                       Acquired on                               Exercisable/             Exercisable/
                        Exercise        Aggregate Value          Unexercisable         Unexercisable (1)
Name                      (#)           Realized (U.S.$)              (#)                 (U.S.$)
Eugene Melnyk             810,000          23,488,158          75,000/960,000       1,429,500/10,197,600
Bruce Brydon               18,000             453,751          72,000/150,000        2,636,640/2,859,000
Robert A. Podruzny              -                   -            8,000/58,000            152,480/685,480
Kenneth C. Cancellara           -                   -          140,200/50,000          3,318,623/953,000
Rolf Reininghaus                -                   -          215,000/70,000        7,325,930/1,334,200

 (1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 1997 (U.S. $39.06), less the exercise price of in-the-money options.


INDEBTEDNESS OF EXECUTIVE OFFICERS

     In 1997, the Company authorized the making of a loan to an executive officer of the Company, the loan bears interest at 1/4% over the bank prime rate equal to the Company's rate for borrowing. This loan and all outstanding interest was repaid to the Company in January, 1998.

     In 1996, the Company authorized the making of loans to its Chairman and executive officers, as named in the table set forth below to finance the acquisition of shares of the Company on the open market. These loans are secured by such shares and bear interest at 1/4% over the bank prime rate, equal to the Company's rate of borrowing. The loans are due on the earlier of
termination of employment or December 1, 1998.   The following table contains
particulars of outstanding indebtedness of the Named Executive Officers:

                         TABLE OF INDEBTEDNESS
              UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM



                                             Largest Amount      Amount Outstanding
                       Involvement of        Outstanding during      as at June        Financially Assisted
Name and Principal     Issuer or                 1997                  1, 1998         Securities Purchased    Security for
Position               Subsidiary              (U.S. $)               (U.S. $)                (#)              Indebtedness
Eugene N. Melnyk          Lender                665,408               741,846                24,000                24,000
Chairman of the Board                                                                                              common shares

Robert A. Podruzny        Lender                665,408               688,383                22,350                22,350
President, and Chief                                                                                               common shares
Operating Officer

Kenneth C. Cancellara     Lender                665,408               688,383                22,350                22,350
Senior Vice                                                                                                        common shares
President and
General Counsel

Rolf Reininghaus          Lender                665,408               688,383                22,350                22,350
Senior Vice President                                                                                              common shares

PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the Toronto Stock Exchange 300 Index for the past five years, assuming CDN $100 investment on December 31, 1992:


As at December 31,   1992    1993   1994      1995      1996      1997
Biovail Common      100.00  104.76  204.76  1,955.24  1,957.33  3,089.06
TSE 300 Index       100.00  132.55  132.31    151.54    194.49    223.62

COMPENSATION COMMITTEE

     The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

REPORT ON EXECUTIVE COMPENSATION

     It is the responsibility of the Board of Directors to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the corporate, divisional and personal objectives and enhancement of shareholder value through increases in the stock price resulting from increases in sales revenue, cost efficient production and enhanced annual cash flow.

     Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

     In establishing the levels of base salary, the award of stock options and performance bonuses the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

PLANS
     The Company does not have any plan pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or pursuant to which cash or non-cash compensation is proposed to be paid or distributed to executive officers in a future year, other than the option agreements described under the headings "Stock Option Plan" and "Remuneration of Directors".

     At the special meeting of shareholders held on January 2, 1996, the shareholders of the Company approved an Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to provide a convenient method for full-time employees, consultants and advisors of the Company or any of its direct or indirect subsidiaries to participate in the share ownership of the Company or to increase their share ownership in the Company. Under the ESPP, the board of directors of the Company may fix certain dates during which the Company will offer to eligible employees an opportunity to purchase common shares of the Company via payroll or contractual deduction. The maximum discount from the market price at which participants may purchase shares under the ESPP is ten percent (10%).

     The total number of shares that may be issued under the ESPP shall not exceed 300,000 common shares. At the discretion of a committee of the Board of Directors that will administer the ESPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy its obligations under the ESPP. All eligible participants of the Company that meet certain minimum criteria are eligible to participate under the ESPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. Each participant may purchase ccommon shares of the Company as the participant's contributions permit. The purchase price shall be 90% of the fair market value per share of stock on the date on which the period ends. Directors, senior officers or insiders of the Company and their respective associates are not eligible to participate in the ESPP.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
     The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $10,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 1997 fiscal year the amount of the premiums paid in respect of such insurance was $28,750.

REMUNERATION OF DIRECTORS
     Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 1997, two of the directors who were not officers of the Company were each granted options to subscribe for up to 30,000 shares at $30.00 per share.


                         EMPLOYMENT AGREEMENTS


     Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either party upon prior written notice.

     Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement made as of December 31, 1996, receives an annual salary as well as reimbursement of business related expenses and an automobile allowance which has a two year term expiring in December, 1998.

     Robert Podruzny, President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which has a term of five years, expiring in March, 2001, and thereafter is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

     Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

     Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, as well as reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement, which is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

                           LEGAL PROCEEDINGS

     In 1995, the Company's previously existing, contractual, legal and financial relationships with its former licensee, Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously licensed by the Company for the once-daily controlled release formulation of diltiazem. As a result of Hoechst's acquisition of Marion Merrell Dow Inc., a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995, resulting in a gain to the Company of $3,617,000, net of legal and other expenses relating to the settlement.

     In 1996, Biovail entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counterclaims made in litigation with respect to alleged patent infringement by Biovail of Elan's controlled-release patents for the drug delivery system employed in Cardizem CD. Such settlement agreement requires the payment of royalties by Biovail to Elan on U.S. sales of Tiazac(R) and on U.S. sales of any generic version of Cardizem CD introduced by Biovail and payments by Elan to Biovail on U.S. sales of Verelan. Pursuant to such settlement agreement, Biovail expects to be able to seek to introduce a generic version of Cardizem CD, free of patent infringement litigation by Elan. Furthermore, pursuant to such settlement agreement, Elan is precluded in substance from commencing a lawsuit for patent infringement of its generic version of Verelan. However, Elan's exclusive licensee has commenced a patent infringement suit on behalf of such licensee and Elan which alleges that Biovail's filing of its ANDA for a generic version of Verelan infringes one claim of the patent covering Verelan. If successful, that suit could delay Biovail's marketing of its Verelan generic product. Biovail is vigorously defending such suit and has counterclaimed alleging that Elan's licensee has violated the anti-trust laws of the United States by filing a frivolous suit in an attempt to maintain market exclusivity. In addition, Biovail has filed a Motion for Summary Judgment seeking an order from the court that its ANDA does not infringe that patent.

     In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner.

     In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations of the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

     From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

     The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC (30mg) and Procardia XL (30mg and 60mg) products. Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortious interference with the Company's prospective business advantage.

              STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE PRACTICES
     The principles set out below contain a description of the Company's corporate governance practices, as approved by the Board of Directors. The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstances, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

MANDATE OF THE BOARD
     There is no specific written mandate of the Board of Directors of the Company, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Business Corporation Act, 1990 (Ontario) (the "OBCA"). The OBCA states that each director and officer of a corporation, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of the Company assumes responsibility for stewardship of the Company, including:

     (a) adoption of a strategic planning process;

     (b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

     (c) success planning, including appointing, training and monitoring senior management

     (d) a communications policy for the Company; and

     (e) the integrity of the Company's internal control and management information systems.

     Although the Board of Directors supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to the Company's executive officers, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

     In order to carry out the foregoing responsibilities the Board of Directors meets quarterly and otherwise as required by circumstances.

COMPOSITION OF THE BOARD
     The Board of Directors of the Company consists of (eight) individuals, five of whom are officers of the Company and as such, may be considered to be "related" directors. The remaining directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Company believes that this 33.3% representation by unrelated directors is adequate to present a point of view independent of management. Each of the nominated directors of the Company has a minority shareholding interest in the Company, as set out under the heading "Election of Directors". Management is of the view that minority shareholders are adequately represented on the Board of Directors.

     The Company and its Board operate in such a way that efficiency is created by the consideration of certain matters directly by the Board instead of by Board committees. The Company believes that the nature of the relationships of the related directors of the Board would not adversely affect their independence or ability to act in the best interests of Company.

     The members of the Company's audit committee are Eugene Melnyk (related director), Wilfred Bristow (unrelated director) and Roger Rowan (unrelated director). The Company's audit committee is appointed by the Board of Directors annually. The audit committee meets as required with management and the independent auditors to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The audit committee, among other things, reviews matters related to the quality of audits and financial reporting and maintains practices intended to preserve the independence of the Company's auditors. The independent auditors have the right to request a meeting with the audit committee at any time. The audit committee reviews the financial statements, the independent auditors' report, the annual and quarterly reports to the shareholders, as well as any public disclosure document which contains financial information and reports thereon to the Board of Directors prior to the Board approving such information for public disclosure.

DECISIONS REQUIRING PRIOR BOARD APPROVAL
     The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. The annual budget is reviewed regularly by the Board of Directors as a key roadmap to assess performance and progress. Decisions which would affect the budget require prior board approval. This procedure is favoured over the use of formal mandates which may serve to inhibit management initiatives. Less significant activities which can be addressed by management are often reported to the Board of Directors, with whom management has a good working relationship.

RECRUITMENT OF NEW DIRECTORS AND PERFORMANCE ENHANCING MEASURES
     There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Company and the familiarity of all Board members with the business are such that the directors believe that a less formal approach is adequate.

     To date, due to the size and nature of the Company, the Board has not constituted a committee composed exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

SHAREHOLDER FEEDBACK AND CONCERNS
     The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the Company takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

BOARD EXPECTATIONS OF MANAGEMENT
     The Board of Directors expects management to operate the business in accordance with the mandate referred to above and to achieve maximum shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed on a continuous basis by the Board.

OUTSIDE ADVISORS
     The Board has not adopted a system which would enable an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.

     Given the considerations noted above, the Company's approach to corporate governance differs in certain respects from the proposed guidelines for effective corporate goveranance of The Toronto Stock Exchange (the "Guidelines"). The Board of Directors believes that the existing corporate governance structure is appropriate in the circumstances and the Company is in the process of examining its own requirements and procedures in order to determine the appropriateness of its current systems and procedures in the context of the Guidelines.

MISCELLANEOUS
     The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGEMENT ON SUCH MATTERS.

     The undersigned hereby certifies that the contents herein, and the sending hereof, have been approved by the Board of Directors of the Company for mailing to the shareholders, directors and auditors of the Company.

     Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

     Dated at Toronto this 1st day of June, 1998.

          BY ORDER OF THE BOARD OF DIRECTORS


          "Kenneth C. Cancellara "
                      Secretary

                               SCHEDULE A


               FORM OF SPECIAL RESOLUTION AUTHORIZING THE
                     INCREASE IN AUTHORIZED CAPITAL



BE IT HEREBY RESOLVED as follows:


1. That the Company file Articles of Amendment increasing its authorized capital from 60,000,000 common shares to a maximum of 120,000,000 common shares;

2. That any director or officer be and he is hereby authorized to file such Articles of Amendment and generally take such further acts or execute such additional documentation as is necessary or desirable in order to give effect to the foregoing resolution;

3. The directors of the Company may revoke the foregoing resolution without further approval of the shareholders at any time prior to the endorsement of a Certificate of Amendment of the Articles of the Company in respect of the foregoing amendment.